POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July 2010
US Funds

General

The following information, prepared as at 8 September 2010, should be read in conjunction with the unaudited interim consolidated financial statements of PolyMet Mining Corp. (the “Company” or “PolyMet”) for the period ended 31 July 2010 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are expressed in United States dollars unless otherwise indicated.

The Audit Committee of the Board of Directors of the Company, consisting of four independent directors, has reviewed this document pursuant to its mandate and charter.

Forward Looking Statements

This Management Discussion and Analysis (“MD&A”) contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. These forward-looking statements appear in a number of different places in this MD&A and can frequently, but not always, be identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, “projects”, “plans” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause PolyMet’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Forward-looking statements include statements regarding the outlook for the Company’s future operations, plans and timing for PolyMet’s exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The Company’s actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying the Company’s predictions. Some of these risks and assumptions include: general economic and business conditions, including changes in interest rates; prices of natural resources, costs associated with mineral exploration and development, and other economic conditions; natural phenomena; actions by governments and authorities including changes in government regulation; uncertainties associated with legal proceedings; changes in the resource market; future decisions by management in response to changing conditions; future decisions by management in response to changing conditions; the Company’s ability to execute prospective business plans, and misjudgments in the course of preparing forward-looking statements.

The Company advises you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to PolyMet or persons acting on it’s behalf. The Company expressly disclaims any obligation to update publicly, or otherwise, these statements, whether as a result of new information, future events or otherwise except to the extent required by law. Readers should carefully review the cautionary statements and risk factors contained in this and all other documents that the Company files from time to time with regulatory authorities.

Cautionary note to U.S. investors: the terms “measured and indicated mineral resource”, “mineral resource”, and “inferred mineral resource” used in this Management Discussion and Analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. U.S. investors are advised that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. Mineral Resources do not have demonstrated economic viability. It cannot be assumed that all or any part of a Mineral Resource will ever be upgraded to Mineral Reserves. Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the factors underlying forward-looking statements.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July 2010
US Funds

Description of Business and Summary of Recent Events

PolyMet is a Toronto Stock Exchange and NYSE Amex listed Issuer engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property and principal focus is the commercial development of its NorthMet Project, a polymetallic project in northeastern Minnesota, USA which hosts copper, nickel, cobalt and platinum group metal mineralization.

Asset Acquisitions

On 15 November 2005 the Company, through its Minnesota subsidiary (Poly Met Mining, Inc.), completed the early exercise of PolyMet’s option with Cliffs Natural Resources, Inc. (formerly Cleveland Cliffs, Inc.) (NYSE:CLF) (“Cliffs”) to acquire the Erie Plant, which is located 10 kilometers (6 miles) west of PolyMet’s NorthMet deposit. The plant was operated by Cliffs for many years and was acquired by Cliffs in early 2001 from LTV Steel Mining Company after that company’s bankruptcy at which time the plant was placed on care-and-maintenance with a view to a potential restart. With minor modification, the crushing and milling circuits can be used for the NorthMet ore. The plant assets now owned by PolyMet include crushing and milling equipment, comprehensive spare parts, plant site buildings, real estate, tailings impoundments and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water, and power. A new hydrometallurgical plant is planned to be installed adjacent to the existing mill on surplus land.

PolyMet plans to refurbish and reactivate the crushing, concentrating and tailings facilities at the Erie Plant to produce concentrates containing copper, nickel, cobalt and precious metals. The concentrates are planned to be sold prior to completion of construction and commissioning of the new hydrometallurgical metal recovery processing facilities. Once completed, the new hydrometallurgical plant will produce copper metal, nickel-cobalt hydroxide and a precious metals precipitate.

On 20 December 2006 the Company acquired from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. This transaction also included 120 railcars, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres of land to the east and west of and contiguous to its existing tailing facilities.

PolyMet has indemnified Cliffs for ongoing reclamation and remediation associated with the property under both transactions.

Feasibility Study, Mineral Resources and Mineral Reserves

With publication of the Definitive Feasibility Study (“DFS”) in September 2006, summarized in a Technical Report under National Instrument 43-101 (“NI 43-101”), PolyMet established SEC-standard mineral reserves. Proven and probable mineral reserves were estimated at 181.7 million short tons grading 0.31% copper, 0.09% nickel and 0.01 ounces per ton ("opt") of precious metals. In September 2007, PolyMet reported an expansion in these proven and probable mineral reserves to 274.7 million short tons grading 0.28% copper, 0.08% nickel and 0.01 opt of precious metals (palladium, platinum and gold).

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July 2010
US Funds

These reserves are based on copper at $1.25 per pound, nickel at $5.60 per pound, and precious metal prices of $210, $800, and $400 per ounce respectively for palladium, platinum and gold.

The reserves lie within measured and indicated mineral resources that were expanded to 638.2 million tons grading 0.27% copper, 0.08% nickel and 0.01 opt of precious metals (palladium, platinum and gold). In addition, inferred mineral resources total 251.6 million tons grading 0.28% copper, 0.08% nickel and 0.01 opt of precious metals.

PolyMet has transitioned into detailed engineering in preparation for the start of construction. This includes detailed planning for the construction phase, commencement of detailed design work, and scheduling long lead-time equipment. As a result of continuing economic and financial market instability which started in mid 2008, and until there is greater certainty on the timeline to complete permitting, the Company has scaled back detailed engineering and design work that is not needed for permitting and has deferred placing orders for equipment.

DFS Update

On 20 May 2008 PolyMet reported revised plans and cost estimates for construction and operating costs. The revised plans include:

  the sale of concentrate during the construction and commissioning of new metallurgical facilities resulting in a shorter pre-production construction period (12-15 months) and reduced capital costs prior to first revenues ($312 million versus $380 million) despite the inclusion of an estimated $65 million of additional measures to protect the environment;
  the new metallurgical facilities to be constructed during initial production and sales of concentrate. PolyMet anticipates that much of the additional $290 million of capital costs, including $20 million of additional environmental measures, will be funded from cash flow from initial operations;
  mine plans (based on copper at $1.25 per pound) reflect the increase in reserves and decrease in stripping ratio reported on 26 September 2007, the use of 240-ton trucks, and owner versus contract mine operations, and
  $77 million of mining equipment, which was assumed to be provided by a mining contractor in the DFS has been incorporated as an operating lease in updated operating costs.

Environmental Review

In October 2005, the Minnesota Department of Natural Resources (MDNR) published its Environmental Assessment Worksheet Decision Document establishing the MDNR as the lead state agency and the US Army Corps of Engineers (“USACE) as the lead federal agency (together the “Lead Agencies”) for preparation of an Environmental Impact Statement (“EIS”) for the project. In 2006 these Lead Agencies selected an independent environmental contractor (“the EIS Contractor”) to prepare the EIS. The EIS Contractor is Environmental Resources Management, a leading global provider of environmental, health and safety, risk, and social consulting services. The EIS Contractor team included members with expertise and experience in mining sulfidic ores. Several other government agencies (including the US Forest Service, the Boise Forte Band of Chippewa and the Fond Du Lac Band of Lake Superior Chippewa) joined the EIS preparation team as Cooperating Agencies which brought their special expertise to the process.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July 2010
US Funds

In January 2007, the Company submitted a Detailed Project Description (“DPD”) to state and federal regulators. The DPD lays out the Company’s development plans and proposed environmental safeguards including a mine plan, a wetland mitigation plan, air and water quality monitoring plans and a closure plan with closure estimate. Since then, the Company has submitted a supplemental DPD as well as more than 100 supporting research studies, including comprehensive mine waste characterization studies, water quality modeling and air quality modeling.

Under state and federal guidelines and regulations, a Draft EIS (“DEIS”) identifies the environmental impact of a proposed project as well as evaluating alternatives and ways to mitigate potential impacts. PolyMet was involved in the process of alternative/mitigation development and had input into the technical and economical feasibility of potential alternatives and mitigations. The EIS Contractor prepared a series of preliminary versions of the DEIS that were reviewed and commented on by the Lead Agencies, other governmental agencies, and PolyMet.

In October 2009, the Lead Agencies published the PolyMet DEIS with formal notification of publication in the Minnesota Environmental Quality Board (“EQB”) Monitor and the Federal Register on 2 November and 6 November 2009, respectively. The formal notification of publication started a 90-day period for public review and comment, which ended on 3 February 2010. During this period, the lead Agencies held two public meetings – one in the town of Aurora, MN near the project location and one in Blaine, MN in the metropolitan Minneapolis-St. Paul area.

The Lead Agencies received more than 3,700 submissions containing approximately 22,000 separate comments, including an extensive comment letter from the US Environmental Protection Agency (“EPA”) in its role as reviewer of projects that could impact the environment. Many of the comments related to alternative plans that the Company and the Lead Agencies had already recognized would not be incorporated into the final “preferred” alternative. In general, the preferred alternative would be a combination of PolyMet proposals, alternatives and mitigations that meet the purpose and need of the project, is technically and economically feasible, and provides the best environmental outcomes.

On 25 June 2010 the Lead Agencies announced that they will complete the EIS process by preparing a supplemental draft EIS that incorporates the proposed US Forest Service (USFS) land exchange and expands government agency cooperation. The USFS will join the US Army Corps of Engineers (USACE) as a federal co-lead agency through the completion of the EIS process. In addition, the U.S. Environmental Protection Agency (EPA) will join the effort as a cooperating agency. The Minnesota Department of Natural Resources (DNR) remains the state co-lead agency.

The supplemental draft EIS will:

  Define and analyze a specific project alternative as it is expected to be built;
  Fully incorporate the proposed land exchange with the USFS into a consolidated EIS process;
  Reflect applicable comments received on the Draft EIS from the public and government agencies including appropriate recommendations from EPA, and
  Integrate key project improvements, modifications, alternatives, and mitigation measures to minimize environmental impacts.

PolyMet anticipates that the lead agencies will establish the timeline for publication of the supplemental draft EIS when they have agreed on all the details of the project. Once the supplemental draft EIS is completed, it will be made available for public review prior to preparation of the final EIS. Completion of the final EIS and a subsequent Adequacy Decision by the DNR and Record of Decision by the federal agencies are necessary before the land exchange can occur and various permits required to construct and operate the project can be issued.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July 2010
US Funds

Prior to receipt of the permits, the Company intends to secure construction financing that would be available upon receipt of key permits, with construction slated to start upon availability of construction finance.

Construction of NorthMet is expected to be made up of four major components:

1.	Implementation of environmental safeguards;
2.	Construction of the mine and reactivation of some existing mine infrastructure;
3.	Refurbishment of the existing Erie Plant facilities and construction of new flotation facilities, and
4.	Construction of a new hydrometallurgical plant.

Key Developments

In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property. This consent decree required submission of Field Study Plan Outlines by 6 May 2010 and Short Term Mitigation plans by 7 June 2010 (both of these milestones were met) and subsequent approval of those plans by the MPCA, which is pending. As part of its prior transactions with Cliffs, PolyMet has agreed to indemnify Cliffs for certain on-going site environmental liabilities.

At the annual shareholders' meeting on 7 July 2010, Mssrs. Corneliuson and Swearingen did not stand for re-election to the Company’s Board of Directors owing to other personal commitments. The Board thanked them for their contributions to the Company during their tenure.

Results of Operations

For the three months ended 31 July 2010 (the “2011 second quarter”) compared to the three months ended 31 July 2009 (the “2010 second quarter”)

a) Loss for the Period:

During the three months ended 31 July 2010, the Company incurred a loss of $2,494,000 ($0.02 loss per share) compared to a loss of $1,035,000 ($0.01 loss per share) in the fiscal 2010 second quarter. The increase in the net loss for the period was primarily attributable to the Company’s decision to review alternatives for construction financing and not to renew its agreement with BNP Paribas Loan Services, to advise and assist PolyMet in all aspects of preparation for construction finance, which expired on 31 July 2010. As such, the $1,830,000, $1,197,000 of which was non-cash related to the fair value of warrants issued, recorded as a deferred financing cost asset was written off to the consolidated statement of loss in the second quarter of the current year. This was partially offset by a reduction in stock-based compensation to $24,000 in the current year period from $332,000 in the prior year period.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July 2010
US Funds

b) Cash Flows:

Cash used in operating activities in the three months ended 31 July 2010 was $1,069,000 compared to cash used in the three months ended 31 July 2009 of $724,000. The variance in cash is primarily due to changes in non-cash working capital balances.

Cash used in financing activities for the three months ended 31 July 2010 was $336,000 (prior year period cash provided by - $4,724,000). The 2011 second quarter activity was primarily due to the scheduled repayment of $500,000 of debt (prior year period - $250,000) and the issuance of share capital on the exercise of stock options for $179,000 (prior year period - $nil). Cash provided for the three month period ended 31 July 2009 included a net of $4.984 million from the issuance of convertible debentures (current year period - $nil).

Cash used in investing activities for the three months ended 31 July 2010 was $4.166 million compared with $3.798 million in the three months ended 31 July 2009, with the increase being primarily the result of additional drilling and environmental related activity in the current year period.

Total cash for the three months ended 31 July 2010 decreased by $5.571 million for a balance of $9.619 million compared to the three months ended 31 July 2009 where cash increased $202,000 to a balance of $3.252 million.

c) Capital Expenditures:

During the three months ended 31 July 2010 the Company capitalized $4.829 million (2009 - $5.672 million) of costs primarily directly related to site activity, the draft EIS and permitting as well as engineering and project planning costs.

For the six months ended 31 July 2010 compared to the six months ended 31 July 2009

a) Loss for the Period:

During the six months ended 31 July 2010, the Company incurred a loss of $3,353,000 ($0.02) loss per share) compared to a loss of $2,017,000 ($0.01 loss per share) in the prior year period. The increase in the net loss for the period was primarily attributable to the Company’s decision to review alternatives for construction financing and not to renew its agreement with BNP Paribas Loan Services, to advise and assist PolyMet in all aspects of preparation for construction finance, which expired on 31 July 2010. As such, the $1,830,000, $1,197,000 of which was non-cash related to the fair value of warrants issued, recorded as a deferred financing cost asset was written off to the consolidated statement of loss in the second quarter of the current year. During the current year period the Company expensed exploration costs of $193,000 (31 July 2009 - $nil). The above items were partially offset by a reduction in stock-based compensation to $34,000 in the current year period from $785,000 in the prior year period.

b) Cash Flows:

Cash used in operating activities in the six months ended 31 July 2010 was $1,881,000 compared to cash used in the six months ended 31 July 2009 of $611,000. The variance in cash is primarily due to changes in non-cash working capital balances and the above noted exploration expense.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July 2010
US Funds

Cash used in financing activities for the six months ended 31 July 2010 was $841,000 (prior year period cash provided by - $4,662,000). The current period activity was primarily due to the scheduled repayment of $1,000,000 of debt (prior year period - $500,000) and the issuance of share capital on the exercise of stock options for $195,000 (prior year period - $231,000). Cash provided for the period ended 31 July 2009 included a net of $4.956 million from the issuance of convertible debentures (current year period - $nil).

Cash used in investing activities for the six months ended 31 July 2010 was $8.941 million compared with $8.153 million in the six months ended 31 July 2009, with the increase being primarily the result of additional drilling and environmental related activity in the current year period.

Total cash for the six months ended 31 July 2010 decreased by $11.663 million for a balance of $9.619 million compared to the period ended 31 July 2009 where cash decreased $4.102 million to a balance of $3.252 million.

c) Capital Expenditures:

During the six months ended 31 July 2010 the Company capitalized $10.131 million (2009 - $11.710 million) of costs primarily directly related to site activity, definition drilling, the draft EIS and permitting as well as engineering and project planning costs.

Summary of Quarterly Results
(All figures in Thousands of U.S. dollars except Loss per share)

Three Months Ended	July 31 2010 $	Apr 30 2010 $	Jan 31 2010 $	Oct. 31 2009 $	July 31 2009 $	Apr. 30 2009 $	Jan. 31 2009 $	Oct. 31 2008 $
Total Revenues	-	-	-	-	-	-	-	-
General and Administrative	(2,563)	(942)	(5,172)	(1,888)	(1,089)	(1,009)	(894)	(1,442)
Other Income (Expenses)	69	83	12	42	54	27	(7)	(437)
Net Loss	(2,494)	(859)	(5,160)	(1,846)	(1,035)	(982)	(901)	(1,879)
Loss per share	(0.02)	(0.01)	(0.03)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

Significant items to report for the quarterly results are as follows:

A financing cost write-off of $1,830,000 was recorded in the quarter ended 31 July 2010. There were no similar financing cost write-offs recorded in the other quarters.

Exploration expense of $193,000 was recorded in the quarter ended 30 April 2010. There were no exploration expenses recorded in the other quarters.

Investment losses of $93,000, $369,000, $724,000, $179,000 and $1,050,000 were recorded in the quarters ended 31 January 2009 and 31 October 2008, respectively. There were no investment losses recorded in the other quarters.

Warrant amendment expenses of $3,757,000, $1,005,000 and $544,000 were recorded in the quarters ended 31 January 2010, 31 October 2009 and 31 October 2008, respectively. There were no warrant amendment expenses recorded in the other quarters.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July 2010
US Funds

The net loss included stock based compensation expense for the quarters ended:

1.	31 July 2010 - $24,000
2.	30 April 2010 - $10,000
3.	31 January 2010 - $31,000
4.	31 October 2009 - $97,000
5.	31 July 2009 - $332,000
6.	30 April 2009 - $453,000
7.	31 January 2009 - $73,000
8.	31 October 2008 - $80,000

Financing Activities

During the six months ended 31 July 2010 the Company issued 245,000 shares (prior year period – 475,000) upon exercise of options for proceeds of $195,000 (prior year period - $231,000).

Liquidity and Capital Resources

As at 31 July 2010 the Company had working capital of $5.501 million compared with working capital of $16.313 million at 31 January 2010 consisting primarily of cash of $9.619 million (31 January 2010 - $21.282 million), prepaids of $699,000 (31 January 2010 - $512,000), accounts payable and accrued liabilities of $1.995 million (31 January 2010 - $2.953 million), the current portion of the notes to Cliffs of $2.000 million (31 January 2010 - $2.000 million) and the current portion of asset retirement obligations of $992,000 (31 January 2010 - $756,000). The Company expects to pay the remaining balance of $7.525 million (31 January 2010 - $8.529 million) long term notes to Cliffs and the convertible debt principal balance of $25 million plus capitalized interest from working capital, additional financing and funds from operations once commercial production has commenced. The Company’s cash is primarily held in deposits and bearer deposits of a major Canadian bank and does not include any exposure to asset-backed commercial paper.

As at 31 July 2010 the Company, in addition to its obligation to Cliffs and Glencore as described herein, has obligations to issue shares under the Company’s Bonus Share Plan. The Company has received shareholder approval for the Bonus Shares of Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval. To 31 July 2010, 5,240,000 shares have been issued for the achievement of Milestones 1, 2 and 3. The bonus shares allocated for Milestones 1 through 3 are valued using the Company’s closing trading price on 28 May 2004 of CDN$0.75 per share, the date of the approval of the bonus plan by the disinterested shareholders. The bonus shares allocated for Milestone 4 are valued using the Company’s closing trading price on 17 June 2008 of US$3.80 per share, the date of the approval of the bonus plan by the disinterested shareholders. The Company also has outstanding firm commitments of approximately $1,750,000.

While the interim consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, there are conditions that cast significant doubt on the validity of that assumption. The Company has incurred losses since inception and has an accumulated deficit of $74,902,000 at July 31, 2010.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July 2010
US Funds

The Company will need to raise sufficient funds to meet its current obligations as well as fund ongoing development, capital expenditures and administration expenses, in accordance with the Company’s spending plans. The Company continues advanced discussions with one potential investor and discussions with several other potential investors and / or lenders.

Management believes that based upon the underlying value of the NorthMet Project, that it will be able to obtain the necessary financing to meet the Company’s requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained. Factors that could affect the availability of financing include the state of international debt and equity markets, investor perceptions and expectations and the global metals markets. These financial statements do not reflect any adjustments to the carrying values of assets and liabilities, reported expenses, and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

Should the Company wish to continue to further advance the NorthMet Project to commercial production PolyMet will require additional funds. As the Company has no operating revenues, the only source of liquidity consists primarily of cash from proceeds of project debt, other debt and equity financing.

Shareholder Rights Plan

Effective 25 May 2007, the Company adopted an updated Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders on 27 June 2007 and modified by the Company’s shareholders on 17 June 2008. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on 4 December 2003. All common shares subsequently issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50 per share, subject to adjustment (the “Exercise Price”). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time as defined in the Rights Plan.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July 2010
US Funds

Related Party Transactions

During the six months ended 31 July 2010, the Company paid $32,000 (31 July 2009 - $28,000) to Dr. Dreisinger, a Director of PolyMet, for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet Project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger has conducted in-person and telephonic meetings with Mr. William Murray, the Company’s Executive Chairman, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past five years.

The agreement with Dr. Dreisinger was entered into at a time when the Company’s current business plans were being formulated and it was month to month and oral in nature. The agreement was approved by Mr. William Murray. It was discussed with the Company’s board of directors who did not consider that a formal approval and written contract was necessary at that time. The Company believes that the contract was at terms at least as good as could be obtained from third parties.

Proposed Transactions

There are no proposed transactions that will materially affect the performance of the Company.

Subsequent Events

None

Changes in Accounting Policies Including Initial Adoption

There were no new accounting standards issued during the period that are expected to impact the Company.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July 2010
US Funds

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The transition date of 1 January 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 31 January 2011.

In preparation for the changeover from GAAP to IFRS, the Company commenced the planning process during the second quarter of fiscal 2009. Specific initiatives are underway and others have been planned for transitioning from GAAP to IFRS. Current status of the project is as follows:

Resources

  Management has retained the service of a major public accounting firm to provide advisory technical assistance for the project, and
  The Company will continue to invest in training and resources to ensure a timely and effective conversion.

Process

  A diagnostic assessment of the key impact areas was completed;
  A detailed assessment of accounting and measurement differences between IFRS and Canadian GAAP on current accounting policies is currently underway;
  Initial findings and observations for the work completed to date will serve as an input in establishing the key parameters to develop solutions during the design phase of the project;
  An initial assessment of exemptions available under IFRS 1, “First-time Adoption of IFRS” is underway;
  The Company’s audit committee is monitoring progress and is kept informed of issues identified, and
  The Company’s external auditor is advised of the progress status and issues identified.

Management anticipates completing the above process in the second half of fiscal 2011 and preparing internal, draft financial statements and disclosure information for quarters in fiscal 2011. During this time, management will continue to monitor current and new projects undertaken by the International Accounting Standards Board which may impact the Company’s assessment of the impact of the adoption of IFRS.

Management anticipates that there will be changes in accounting policies and these changes may materially impact the financial statements.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July 2010
US Funds

Other MD&A Requirements

Outstanding Share Data

Authorized Capital: Unlimited common shares without par value.

Issued and outstanding: As at 8 September, 149,425,791 common shares were issued and outstanding.

Outstanding options, warrants and convertible securities as at 8 September 2010:

Type of Security	Number	Exercise Price (US$)	Expiry Date
Common share warrants	3,674,092	3.00	(Note1)
Common share warrants	1,100,000	4.00	30 October 2010
Common share warrants	4,010,000	(Note 2)	August 31, 2011
Stock options	800,000	0.63	05 July 2011
Common share warrants	6,250,000	(Note 3)	30 September 2011
Stock options	50,000	0.76	18 October 2011
Stock options	85,000	0.62	30 March 2012
Stock options	350,000	0.82	1 May 2012
Stock options	40,000	0.90	15 June 2012
Stock options	1,490,000	1.30	19 September 2012
Stock options	200,000	1.15	24 October 2012
Stock options	200,000	1.10	5 December 2012
Stock options	2,900,000	2.65	20 March 2013
Stock options	325,000	2.85	19 June 2013
Stock options	300,000	3.66	1 September 2013
Stock options	75,000	3.37	22 September 2013
Stock options	525,000	3.17	5 January 2014
Stock options	1,250,000	2.99	13 February 2014
Stock options	400,000	2.88	8 March 2014
Stock options	250,000	2.92	12 March 2014
Stock options	50,000	2.89	23 March 2014
Stock options	360,000	3.00	4 September 2014
Stock options	205,000	3.05	12 December 2014
Stock options	70,000	3.03	11 January 2015
Stock options	100,000	2.87	31 January 2015
Stock options	500,000	2.72	15 February 2015
Stock options	100,000	3.92	2 June 2015
Stock options	175,000	3.22	30 July 2015
Stock options	595,000	0.82	30 January 2016
Stock options	1,060,000	0.82	17 February 2016
Stock options	115,000	2.67	15 October 2016
Stock options	60,000	3.54	8 January 2017

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July 2010
US Funds

Note 1:

Each warrant entitles the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 21 business days after publication of the final Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and 31 December, 2010.

Note 2:

Each warrant entitles the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet’s volume- weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

Note 3:

Each warrant entitles the holder to purchase 6.25 million common shares of PolyMet at US$3.00 and expire on 30 September 2011. If the 20-day volume weighted average price of PolyMet’s shares is 150% of the exercise price or more ($4.50), and the Final EIS has been published in the Minnesota Department of Natural Resources EQB Monitor, PolyMet can accelerate the expiration of the Glencore Warrants to not less than 21 business days after the notice of acceleration.

Effective 25 May 2007, the Company adopted a new Omnibus Share Compensation Plan (“Stock Option Plan”), which was approved by the Company’s shareholders’ on 27 June 2007 (re-approved on 7 July 2010). The Stock Option Plan covers the Company’s employees, directors, officers and consultants. The options are granted for varying terms ranging from two to five years. The maximum number of common shares under the stock option plan shall not exceed (i) 10% of the outstanding common shares of the Company at the time of granting of the options and (ii) 18,592,888 common shares of the Company, of which 3,640,000 common shares are reserved for issuance as awards other than options.

Risks and Uncertainties

An investment in the Company’s common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described in PolyMet’s Form 20-F/Annual Information Form for the year ended 31 January 2010 on file with the SEC and Canadian securities regulators and other information filed with the Canadian and United States securities regulators before investing in the Company’s common shares. The risks described in PolyMet’s Form 20-F/Annual Information Form are not the only ones faced. Additional risks that the Company currently believes are immaterial may become important factors that affect the Company’s business. If any of the risks described in PolyMet’s Form 20-F/Annual Information Form for the year ended 31 January 2010 occur, the Company’s business, operating results and financial condition could be seriously harmed and investors could lose all of their investment.

Management’s Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 July 2010
US Funds

Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the year ended 31 July 2010 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Additional Information

Additional information related to the Company is available for view on SEDAR and EDGAR, respectively, at www.sedar.com and at www.sec.gov, and at the Company’s website www.polymetmining.com.